UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 15, 2023, AC Immune SA (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and Leerink Partners LLC, as representatives of the underwriters listed on Schedule A thereto (the “Underwriters”), relating to the issuance and sale (the “Offering”) of 14,300,000 of the Company’s common shares (“Common Shares”), nominal value CHF 0.02 per share.

The price to the public in the Offering is $3.50 per Common Share such that the Offering raised gross proceeds of approximately $50.1 million. The net proceeds to the Company from the Offering are expected to be approximately $46.3 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-255576) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director and certain executive officers of the Company have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of securities of the Company during the 60-day period following the date of the Underwriting Agreement.

The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Bär & Karrer AG, Swiss counsel for the Company, relating to the validity of the common shares issued and sold in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-255576) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated December 15, 2023, among AC Immune SA and Jefferies LLC and Leerink Partners LLC
5.1	Opinion of Bär & Karrer AG
23.1	Consent of Bär & Karrer AG (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Vice President, Finance and Interim Chief Financial Officer

Date: December 19, 2023